Traqer Corp.

910 Sylvan Avenue, Suite 150

Englewood Cliffs, NJ 07632

January 11, 2016

VIA EDGAR

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	Traqer Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 4, 2015
File No. 333-207552

We are in receipt of your comment letter dated December 14, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your response to prior comment 1 that you continue to assert that you are not a shell company. Notwithstanding this, we are not persuaded by the facts you presented that you are not a shell company. Please be advised that the definition of a shell company does not turn on the company’s active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, we believe the activities noted in your response constitute nominal operations. Please disclose that you are, or may be deemed, a shell company and include appropriate risk factor disclosure addressing risks associated with that status. We also reissue prior comment 2.

RESPONSE: We respectfully submit to the Staff that we reiterate our analysis submitted in our original response letter and have added additional operations the Company has engaged, and are engaging in, to indicate that the Company is not a shell company. As stated previously, the shell company definition outlined in SEC Release 33-8587 (July 15, 2005) is an entity (in Securities Act Rule 405 the entity is called a registrant, i.e., an entity that has issued securities for which a registration statement pursuant to the Securities Act has been filed) that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The SEC declined to define the word “nominal” in Release 33-8587. In addition, the word “operations” is not defined in the Securities Act or its Rules. The SEC’s Division of Trading and Markets, however, in the context of citing the shell company definition in its January 31, 2014 (as revised February 4, 2014) No-Action Letter, stated that “a ‘going concern’ need not be profitable, and could even be emerging from bankruptcy, so long as it has actually been conducting business, including soliciting or effecting business transactions or engaging in research and development activities.”

In addition to the analysis set forth in our prior response, the Company founders, within the past twelve months, have worked on the detailed design of the SaaS software. Currently, we have:

• User interface design (look and feel) for a web version of the system,

• User interface design (look and feel) of a mobile version of our software for Apple iOS

• User interface design (look and feel) of a mobile version of our software for Android devices

• Detailed database schema design

• Detailed data dictionary for each data element

• Application screen flow for volunteers

• Application screen flow for facility administrator

Also, since our last filing, the Company has engaged in a contractual relationship with a software development company which specializes in online platforms and mobile applications to develop the technology for the back-end and reporting aspects of our software. This is the technology needed to complete our SaaS software. A copy of this contract is being filed as Exhibit 10.2 to our disclosure.

The above is in furtherance of our position presented in our last correspondence to the Staff to support why the Company does not believe that it is a shell company as defined in the Securities Act Rule 405 of Schedule C.

Prospectus Summary

Overview, page 5

2.	We note your response to prior comment 5 and your revised disclosure. Please clarify in your disclosure whether the commitment to fund your planned operations for the next 12 months is binding or whether it is within the sole discretion of your officers to provide such funds. Also, file a written description of the oral agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE: We respectfully submit to the Staff that the commitment to fund the operations for the next 12 months is within the sole discretion of the officers of the Company. However, as mentioned in question 1, since we filed our last disclosure, the Company has entered into a contract with a third party in furtherance of the development of our software system. The Company will pay total project fees of $120,000.  An initial non-refundable deposit of $10,000 was paid upon execution of the agreement, $10,000 to be paid upon the execution of each of ten (10 milestones, with the remaining $10,000 balance to be paid upon final sign-off. The contract is being filed as Exhibit 10.2 to our disclosure.

Transactions with Related Persons, Promoters and Certain Control Persons, page 26

3.	We reissue prior comment 16, in part. Please revise to disclose the related-party transactions with Perry Systems, Inc. in this section. Also, we note from your response that Ms. Lipschutz and Ms. Frommer are developing the SaaS software as employees of the company. Please include the shares issued to Ms. Lipschutz and Ms. Frommer in the summary compensation table or advise why this is not required. Finally, revise the disclosure in this section to avoid any implication that the software has been completed.

RESPONSE: We respectfully submit to the Staff that the shares issued to Ms. Lipschutz and Ms. Frommer were issued as founder shares, and not as compensation for work performed in developing the SaaS software. We have updated our disclosure accordingly. Therefore, the share issuance is not required for the summary compensation table and the revision of the disclosure in this section to avoid any implication that the software has been completed is now inapplicable and has been deleted.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Traqer Corp.

By:	/s/ Bess Audrey Lipschutz
Name:	Bess Audrey Lipschutz
Title:	Chief Executive Officer and Director